Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated April 3, 2014

North America Structured Investments

13 month Return Notes linked to JPMorgan US Long Equity Dynamic Overlay Index

J.P.Morgan

Overview

The J.P. Morgan US Long Equity Dynamic Overlay 80 Index (Series 1) (the "Index" or "LEDO") is a rules-based Index designed to provide a synthetic long position in the total return version of the S&P 500® Index (the "Equity Index") and limited downside protection against adverse movements of the Equity Index through a synthetic collar strategy as an overlay to the synthetic long position in the total return version of the Equity Index, subject to fees and deductions.

The Index consists of three positions: a synthetic long position in the S&P 500® Total Return Index, a synthetic rolling collar strategy applied to the "price return" version of the Equity Index (the "Price Return Equity Index"), and a synthetic delta hedge position with respect to the synthetic short call position consisting of a variable synthetic exposure to futures contracts referencing the Price Return Equity Index.

The notes are designed for investors who seek exposure to the J.P. Morgan U.S. Long Equity Dynamic Overlay 80 Index (Series 1), subject to the fees and deductions described below.

Investors should be willing to forgo interest payments and, if, between the Pricing Date and the Observation Date, the level of the Index (which reflects the deductions described below) decreases or does not increase sufficiently to offset the fees and deductions described below, be willing to lose some or all of their principal.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlying:	J.P. Morgan US Long Equity Dynamic Overlay 80 Index
Underlying Ticker:	JPUSLEDO
Payment at Maturity:	Per note, $1,000 x (1 + Index Return)
Maximum Return:	n/a
Index Return:	On any Valuation Date, (Index closing level on that Valuation Date – Initial Index Level) / Initial Index Level
Initial Index Level:	The Index closing level on the Inception Date
Inception Date:	April 25, 2014
Maturity Date:	May 29, 2015
CUSIP	48127DDE5
Preliminary Term Sheet:	http://sp.jpmorgan.com/document/cusip/48127DDE5/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which will be lower than the price you paid for the notes, please see the hyperlink above.

Hypothetical Returns**

Index Return	Note Return	Payment at Maturity
70.00%	70.00%	$1,700.00
50.00%	50.00%	$1,500.00
30.00%	30.00%	$1,300.00
10.00%	10.00%	$1,100.00
0.00%	0.00%	$1,000.00
-10.00%	-10.00%	$900.00
-30.00%	-30.00%	$700.00
-50.00%	-50.00%	$500.00
-100.00%	-100.00%	$0.00

Return Profile

At maturity, you will receive a cash payment of $1,000 times (1 + Index Return on the Final Valuation Date). You may also request that we repurchase your notes prior to maturity.* The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase linked to the Index.

Your payment at maturity, or upon early repurchase, is subject to the credit risk of JPMorgan Chase & Co.

The level of the Index incorporates the daily deduction of (a) the index fee of 0.75% per annum (the "Only Index Fee"), (b) the Call deduction and put deduction: on a monthly or quarterly basis, as applicable, when the Index's synthetic short call or long put exposure, as applicable, is rolled into a new option contract on the S&P 500® Index, a call deduction or put deduction, as applicable, is subtracted in the calculation of the Index. The call deduction or put deduction is calculated by multiplying a) the applicable volatility spread (which is between 0.30% and 3.00%) by b) the vega of the applicable option contract, subject to certain minimum and maximum amounts and (c) when the delta hedge implemented, 0.03% of any increase or decrease in the Index's exposure to the futures contracts on the Price Return Equity Index is deducted in the calculation of the Index.

JPMS's estimated value reflects the Daily Index Fee that will accrue on a daily basis over the term of the notes. The call deduction and put deduction do not impact JPMS's estimated value.

The level of the Index and the value of the notes will be adversely affected, perhaps significantly, if the performance of the S&P 500® Total Return Index (the "Total Return Equity Index") and the option contracts and futures contracts on the Price Return Equity Index included in the Index, in aggregate, is not sufficient to offset these fees and deductions.

* You may request that we repurchase your notes daily in a minimum denomination equal to $1,000, subject to our acceptance of your request and your compliance with the procedural requirements described in the accompanying term sheet. **While we intend to accept all requests for early repurchase of notes, we are not obligated to accept any repurchase request. We are not committed to purchasing any note at a particular time or price.**

** The hypothetical returns and hypothetical payments on the notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

13 month Return Notes linked to JPMorgan US Long Equity Dynamic Overlay Index

Selected Purchase Considerations
[] Uncapped appreciation potential: The notes provide the opportunity to obtain an uncapped return at maturity, or upon early repurchase, linked to the Index
(which will reflect the daily deduction fess and deductions described above).
[] The averaging convention used to calculate the ending index level could limit returns.
[] Daily repurchases in minimum denominations equal to the principal amount.
While we intend to accept all requests for early repurchase of notes, we are not obligated to accept any repurchase request.  We are not committed to purchasing any note at a particular time or price.
[] Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks
[] The risks identified below are not exhaustive.  Please see "Risk Factors" in the applicable product supplement and any applicable underlying supplement and
"Selected Risk Considerations" to the applicable term sheet for additional information.
[] Your investment in the notes may result in a loss.  The return on your initial investment will reflect the daily deduction of the index fee and the daily rebalancing adjustment amount from the level of the Index and, in the case of an early repurchase, the deduction of the repurchase fee.  If the Index declines by 100% from its initial level at maturity, you would lose all of your principal.  There are no interest payment on the notes.
[] Payment on the notes is subject to our credit risk.  Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
[] You may receive less than your initial investment due to the index fee, call and put deduction, and delta hedge deduction . These fees and deductions are likely to have a substantial adverse effect on the level of the Index over time.

Selected Risks (continued)
[] Our affiliate, J. P.  Morgan Securities plc, is the index calculation agent and Index Sponsor and may adjust the Index in a way that affects its level.
[] The Index has a limited operating history.  Hypothetical back-tested  data related to the Index does not represent actual historical data and are subject to inherent limitations.  The strategy reflected in the Index may not be successful.
[] The Index provides exposure to equity options and futures, which are subject to significant fluctuations, and are not suitable for all investors.
[] There are risks associated with the delta hedging.
[] There are risks associated with synthetic options.
[] The Index references a synthetic portfolio of underlying assets.
[] The Index may not be successful and may not outperform any alternative strategy.
[] The cost of synthetically trading the options and futures constituents may negatively impact performance.
[] Even with delta hedging, the Index may still underperform the underlying equity Index.
[] Even though the Index maintains a long put position, the level of the Index may not increase when the market decreases.
[] The Index is an excess return index, thought it tracks a total return index.

[] JPMS's estimated value does not represent future values and may differ from others' estimates.
[] The notes' value in customer account statements may be higher than JPMS's current estimated value for a limited time period.
[] Potential conflicts: We and our affiliates play a variety of roles in connection with the notes, including acting as a note calculation agent, index calculation agent, index sponsor, as agent for the note offering, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes.  It is possible that such hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes decline.
[] Lack of liquidity: The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

Disclaimer
SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, any applicable underlying supplement and term sheet if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the notes may be uncertain.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

J. P. Morgan Structured Investments | 1 800 535 9248 |
jpm_structured_investments@jpmorgan.com